Ed Lukins

+44 (0) 20 7556 4261

elukins@cooley.com

September 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

Mark Brunhofer

Christine Westbrook

Suzanne Hayes

Re:	Tiziana Life Sciences plc

Registration Statement on Form F-1/A No. 1

Filed August 23, 2018

File No. 333-226368

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 31, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (Amendment 1) submitted on August 23, 2018 (the “Registration Statement”). We are also electronically transmitting an amended version of the Registration Statement (“Amendment 2”) and sending the Staff a hard copy of this letter, Amendment 2 and a blackline between Amendment 2 and Amendment 1. The Staff should also be aware that Amendment 2 contains information extracted Company’s unaudited interim financial information for the six month period ended June 30, 2018, which was released via regulatory information service in the United Kingdom on the date of this letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment 2.

Exhibits

1.	We note that the form of American Depositary Receipt included in the form of Deposit Agreement filed as Exhibit 4.1 provides in relevant part that “No disclaimer of liability under the Securities Act of 1933 is intended by any provision hereof.” Please amend this section 14(q) so that it specifically provides that no disclaimer of liability under the US federal securities laws or the rules and regulations thereunder is intended by any provision thereof. Please make the corresponding revision to the form of Deposit Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the relevant text on page 131 of Amendment 2, and in section 14(q) of the revised Exhibit 4.1.

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[Signature Page Follows]

U.S. Securities and Exchange Commission
September 24, 2018

Please contact me at +44 (0) 20 7556 4261 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

/s/ Ed Lukins
Ed Lukins

cc:       Tiziano Lazzaretti, Tiziana Life Sciences plc

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